March 28, 2017

VIA EDGAR

Trace Rakestraw, Esq.

Counsel

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	USCF Mutual Funds Trust
File Nos. 333-214468, 811-23213

Dear Mr. Rakestraw:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, USCF Mutual Funds Trust hereby respectfully requests that the above-captioned registration statement, as amended by pre-effective amendment no. 3 filed with the Securities and Exchange Commission on March 24, 2017, be ordered effective on Wednesday, March 29, 2017, at 9:00 a.m., or as soon thereafter as practicable.

USCF Mutual Funds Trust

By:	/s/ John P. Love
John P. Love
President (Principal Executive Officer)